SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated February 11, 2008

Press Release dated February 14, 2008

Press Release dated February 15, 2008

Press Release dated February 15, 2008

Press Release dated February 15, 2008

Press Release dated February 29, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Corporate Secretary

Date: February 29, 2008

Eni announces new gas and power price offer

With the new offer "Prezzo certo decrescente" ("Reducing fixed price"), Eni’s power and gas prices will be capped for two years and will decrease in the second year. As part of the promotion Eni is also offering a free household energy consultation which allows customers to save money thanks to a more efficient use of energy.

San Donato Milanese (Milan), February 11, 2008 - Energy prices will be capped for two years and reduced in the second year for both power and gas as part of Eni’s new promotion, "Prezzo certo decrescente" ("Reducing fixed price"). This will be available throughout the whole country and guarantees households with certainty and decrease in the energy expense. Furthermore, Eni will provide a free household energy consultation allowing customers to save money through a more efficient use of energy.

This brand new Eni dual offer encompasses the "Prezzo certo gas" offer ("Fixed gas price"), which caps the commercial price at 0.32 euro per cubic meter for the first year and at 0.31 euro per cubic meter for the second. It also encompasses the "Prezzo certo energia elettrica" offer ("Fixed power price") which caps energy prices at 0.085 euro per kWh for the first year and at 0.083 euro per kWh for the second.

Households aiming to maintain stability with their home energy costs can now protect themselves from possible increases in energy prices, and ensuring a lower price in the second year.
Eni is now a real energy partner for households and in this view offers a double advantage: not only certain and decreasing prices, but a free energy consultation, aimed at making the use of energy more efficient and saving money, for households who will subscribe the offer. These offers confirm Eni’s commitment to the promotion of responsible and efficient use of energy, building on Eni’s "30percento" ("30 percent") campaign.

Eni’s electrical energy is produced from plants fuelled entirely from renewable sources, as certified by an independent international authority.

There are further advantages to this promotion. Eni’s customers who have an electronic remotely-read counter and use more than two thirds of their energy consumption in the evening, on weekends and holidays can save even more by choosing the "Bioraria" ("Two-hour") option included in the Prezzo Certo Energia Elettrica offer. In choosing this offer, the price is lower during peak hours, with the assurance of a lower price in the second year.
In addition households can further stabilize their costs with the "Consumo Piatto" ("Flat consumption") service which allows them to distribute their annual consumption evenly across their payments, thereby eliminating seasonal peaks.

The new Eni dual offer works alongside the power offer "1 ora gratis al giorno" ("1 free hour a day") which provides a 4.17% discount on the energy price established in the economic terms for households as fixed by the Italian Power and Gas Regulator.

Choosing Eni as the sole gas and power supplier gives customers the benefit of having only one provider for all the households’ energy needs, one contact centre and, going forward the ability to receive only one bill for gas and power supplies. In signing up for these offers, customers also have the opportunity to participate in the "Efficienza da Vincere" award, which assigns bonuses of 1,000 euro to purchase high efficiency appliances.

STATEMENT

San Donato Milanese (Milan), February 14, 2008 - No risk from derivatives for Eni results. Eni replies to the report published on the newspaper Repubblica "Rischio derivati sul bilancio Eni". The headline and some information there reported are groundless in the misleading meaning that the journalist intended to attribute to an operation which had substantially a neutral impact on the Consolidated Profit and Loss sheet of the company.

Oil companies use this kind of instrument, as Eni did in this occasion, in order to mitigate the impact of the oil prices fluctuation. Therefore, the operation is not to be considered as a risk for the company accounts nor for the shareholders’ profitability, but as an instrument to safeguard the profitability expected from the acquisition of fundamental assets for the core business of the company.

Company contacts:

Press office: Tel. +39 02.52031875 - +39 06.5982398
Freephone for shareholders: 800940924
Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

ENI ANNOUNCES PRELIMINARY RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR 2007

•	Dividend proposal for the full year 2007: euro 1.30 per share, up 4% (includes interim dividend of euro 0.60 per share paid in October 2007)
•	Adjusted net profit: euro 2.68 billion for the fourth quarter (up 13.7%); euro 9.47 billion for the full year 2007 (down 9%)
•	Net profit: euro 3 billion for the fourth quarter (up 98%); euro 10 billion for the full year 2007 (up 8.6%)
•	Cash flow: euro 2.47 billion for the fourth quarter; euro 15.52 billion for the full year 2007
•	Oil and natural gas production: up 1.1% for the fourth quarter; down 1.9% for the full year 2007
•	Year end proved reserves[1] were 6.37 bboe with a reference Brent price of $96/barrel. All sources reserve replacement ratio was 90%
•	Natural gas sales: up 9.8% for the fourth quarter; up 0.9% for the full year 2007

San Donato Milanese, February 15, 2008 - Eni, the international oil and gas company today announces its group results for the fourth quarter and for the full year 2007 (unaudited).

Paolo Scaroni, Chief Executive Officer, commented:
“Eni delivered excellent results for the full year 2007 despite the euro’s strong appreciation versus the US dollar. We reinforced our growth strategy by completing a number of competitively-priced acquisitions which will deliver further value in years to come, starting from 2008.”

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

Summary Group results (million euro)
3,957	4,379	5,166	30.6	Operating profit	19,327	18,868	(2.4)
4,776	4,245	5,292	10.8	Adjusted operating profit (a)	20,490	18,986	(7.3)
1,520	2,146	3,010	98.0	Net profit (b)	9,217	10,011	8.6
0.41	0.59	0.82	100.0	- per ordinary share (euro) (c)	2.49	2.73	9.6
1.06	1.62	2.38	124.5	- per ADR ($) (c) (d)	6.26	7.49	19.6
2,355	1,892	2,678	13.7	Adjusted net profit (a) (b)	10,412	9,470	(9.0)
0.64	0.52	0.73	14.1	- per ordinary share (euro) (c)	2.81	2.58	(8.2)
1.65	1.43	2.12	28.5	- per ADR ($) (c) (d)	7.07	7.07	..

(a)	For a detailed explanation of adjusted operating profit and net profit see page 22.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

__________________

(1)	Includes Eni’s share of proved reserves of equity-accounted entities. The year-end amount of proved reserves comprised 30% of proved reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies.

Financial highlights

Fourth quarter

•	Reported operating profit was euro 5.17 billion, up 30.6% from the fourth quarter of 2006. On an adjusted basis, operating profit was euro 5.29 billion, up 10.8% due to a better operating performance reported mainly by the Exploration & Production division, driven by higher realizations. Partly offsetting this, was the euro’s appreciation against the dollar (up 12.3%) and rising costs. Both the Petrochemicals and Refining & Marketing divisions incurred an operating loss due to an unfavourable trading environment.
•	Reported net profit was euro 3 billion, up 98%. On an adjusted basis, net profit was up 13.7% to euro 2.68 billion, mainly as a result of the stronger operating performance and a decrease recorded in the Group tax rate on an adjusted basis (from 49.2% to 47.7%).
•	Capital and exploratory expenditures for the fourth quarter were up 24.2% from a year ago to euro 3.66 billion mainly related to the finding and development of oil and gas reserves and the upgrading of gas transportation infrastructure and refineries.
•	Net borrowings amounted to euro 16.33 billion as of December 31, 2007 and increased by euro 4.90 billion in the fourth quarter in relation to capital and exploratory expenditures (euro 3.66 billion), investments (euro 1.20 billion), cash returns to shareholders of euro 2.20 billion as interim dividend and euro 195 million through the repurchase of 7.94 million own shares. These outflows were partly absorbed by net cash generated by operating activities[2] of euro 2.47 billion.

Full year

•	Reported operating profit was euro 18.87 billion, down 2.4% from a year ago. On an adjusted basis, operating profit was euro 18.99 billion, down 7.3%, due to a weaker operating performance in the Exploration & Production and Refining & Marketing divisions.
•	Reported net profit was euro 10 billion, up 8.6%. On an adjusted basis, net profit (euro 9.47 billion) was down 9%, mainly as a result of the lower operating performance.
•	Net cash provided by operating activities of euro 15.52 billion, combined with cash from divestments of euro 0.66 billion, were absorbed by cash needs for: (i) capital and exploratory expenditures of euro 10.59 billion; (ii) investments and asset acquisitions (euro 9.91 billion) including the acquisition of 20% and 60% interests in OAO Gazprom Neft and three Russian gas companies respectively, as part of a bid procedure for assets of bankrupt Yukos (euro 3.73 billion) and the acquisition of oil and gas assets in the Gulf of Mexico and Congo (euro 4.52 billion); (iii) cash returns to shareholders of euro 5.26 billion. Net borrowings at year end were euro 16.33 billion, up euro 9.56 billion from December 31, 2006.
•	Repurchase of own shares: a total of 27.56 million of own shares were purchased at a cost of euro 681 million. Since the inception of the programme, a total of 363 million of own shares were repurchased at a cost of euro 6,193 million, reducing by approximately 9% the shares outstanding and improving 2007 earnings per share by the same amount.
•	Return on Average Capital Employed (ROACE)[3] calculated on an adjusted basis for the twelve-month period ending December 31, 2007 was 19.3% (22.7% in 2006).
•	Leverage[3] – ratio of net borrowings to shareholders’ equity including minority interest – increased to 0.38 from 0.16 at the end of 2006.

2007 Dividend
The Board of Directors intends to submit to the Annual Shareholders’ Meeting the proposal of distributing a cash dividend of euro 1.30 per share4 (euro 1.25 in 2006, up 4%). Included in this annual payment is euro 0.60 per share which was distributed as interim dividend in October 2007. The balance of euro 0.70 per share is payable on May 22, 2008 to shareholders on the register on May 19, 2008.

__________________

(2)	See disclaimer below.
(3)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR recommendation No. 2005-178b.
(4)	Dividends do not entitle to a tax credit and, depending on the receiver, are subject to a withholding tax on distribution or ora partially cumulated to the receiver’s taxable income.

Operational highlights and trading environment

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

				Key statistic
1,796	1,659	1,815	1.1	Production of hydrocarbons (kboe/d)	1,770	1,736	(1.9)
1,079	975	1,048	(2.9)	Liquids (kbbl/d)	1,079	1,020	(5.5)
4,121	3,927	4,401	6.8	Natural gas (mmcf/d)	3,964	4,114	3.6
27.09	20.33	29.75	9.8	Worldwide gas sales (bcm)	98.10	98.96	0.9
1.22	1.26	1.88	54.1	of which: upstream sales (a)	4.69	5.39	14.9
7.79	8.67	8.28	6.3	Electricity sold (TWh)	31.03	33.19	7.0
3.12	3.30	3.28	5.1	Retail sales of refined products in Europe (mmtonnes)	12.48	12.65	1.4

(a)	Upstream sales include volumes marketed by the Exploration & Production division in Europe for 3.59 bcm and in the Gulf of Mexico for 1.8 bcm for the year 2007. Data for the full year 2006 were 4.07 and 0.62 bcm respectively.

Fourth quarter

•	Oil and natural gas production for the fourth quarter averaged 1.815 mmboe/d, an increase of 1.1% compared with the fourth quarter of 2006 mainly due to the benefit of the acquired assets in the Gulf of Mexico and Congo, as well as the organic growth achieved in Libya and Egypt. These positives were partially offset by mature field declines, disruptions in Nigeria owing to continuing social unrest and the impact of year end price revisions in certain Eni’s Production Sharing Agreements (PSAs). Excluding the impact of lower entitlements in PSAs, production was approximately up 4%.
•	Eni’s worldwide natural gas sales were 29.75 bcm, up 9.8% driven by higher sales volumes achieved in the European market and in LNG sales in both the Asian and North American markets.
•	The trading environment was favourable in the upstream sector, supported by higher Brent crude prices averaging $88.70 per barrel (up 48.6% compared to the fourth quarter of 2006) and a reduction in sour crude discounts helping Eni oil average realizations to increase by the same amount as Brent prices. The increase in oil prices was partly offset by the appreciation of the euro over the dollar (up 12.3%). Eni’s refining profits were off sharply in spite of the positive trend recorded in margins of the Brent market marker (Brent refining margins were up 86.7% in the quarter). This negative result was due to lower margins for Eni’s complex refineries that were negatively affected by narrowed sour crude discounts reducing the competitive advantage to process low-cost feedstock, and lower margins for the refining’s secondary products (lubricants and bitumen).

Full year

•	Oil and natural gas production for the year averaged 1.736 mmboe/d, down by 1.9% compared with 2006. Production performance was impacted by events in Nigeria, unplanned shutdowns and technical issues in the North Sea, mature field declines, mainly in Italy and the United Kingdom, as well as price impacts in certain PSAs. Full year production was also affected by the Venezuela expropriation of the Dación asset (down 15 kboe/d) which took place on April 1, 2006. Partially offsetting these effects was the benefit of the acquired assets in the Gulf of Mexico and Congo as well as the organic growth achieved in Libya, Egypt and Kazakhstan.
•	Eni’s worldwide natural gas sales were up 0.9% to 98.96 bcm driven by the organic growth on international markets partially offset by the lower European gas demand registered in the first quarter 2007 due to unusually mild winter weather.
•	Overall the trading environment was unfavourable due to the appreciation of the euro over the dollar (up 9.2%) and sharply lower realized refining margins reflecting a decrease in sour crude discounts that affected Eni’s complex refineries. These negatives were partly offset by higher Brent crude oil prices averaging $72.52 per barrel for the year (up 11.3%).

2007 portfolio developments

•	Made important transactions to acquire oil and gas assets in the Gulf of Mexico and in Congo onshore with total expenditures amounting to euro 4.52 billion. In 2008 these assets are expected to produce approximately 100 kboe/d under Eni scenario.
•	Purchased in partnership with Enel (60% Eni, 40% Enel) a 100% interest in OAO Arctic Gas Company, ZAO Urengoil Inc and OAO Neftegaztechnologia as part of the liquidation procedure of bankrupt Russian company Yukos. The acquired entities are engaged in exploration and development of large predominantly gas reserves, amounting to approximately 2.5 bboe of resources net to Eni according to a 30% interest determined assuming Gazprom exercises its call options to acquire a 51% stake in the three companies. Through the same transaction Eni also purchased a 20% stake in the oil and gas company OAO Gazprom Neft. Eni granted Gazprom a call option to purchase the 20% stake in OAO Gazprom Neft. The cash consideration for these transactions amounted to euro 3.73 billion.
•	Announced in November 2007 the terms of recommended cash offer to acquire the entire issued share capital of the UK-based oil company Burren Energy Plc. Total cash consideration is expected to amount to approximately euro 2.4 billion. Burren holds producing assets in Congo and Turkmenistan flowing at a rate of over 25 kboe/d and partners Eni in the Congolese assets that Eni bought from Maurel & Prom. On February 1, 2008 Eni declared its recommended offer to be wholly unconditional. At the same date, Eni held an 85% stake in the company share capital including received valid acceptances representing 60% of Burren’s share capital and a 24.9% of share capital purchased on the open market in December 2007.
•	Signed a major petroleum agreement with NOC, the Libyan National Oil Corporation. The agreement provides for the extension of the duration of Eni’s mineral rights in Libya and the launch of large projects aiming at monetizing substantial gas reserves and overhauling offshore exploration activities.
•	Signed a gas sale agreement between the consortium conducting operations at the Karachaganak field (Eni is co-operator with a 32.5% stake) and KazRosGaz, a joint venture established by the Kazakh and Russian companies KazMunaiGaz and Gazprom. This agreement lays the foundations for the development of gas reserves of the field.
•	Acquired a 13.6% stake in Angola LNG Ltd Consortium responsible for the construction of an LNG plant. It will be designed with a capacity to process one bcf/d of natural gas and produce 5.2 mmtonnes a year of LNG and related products.
•	Acquired a 70% interest in the Nikaitchuq oilfield in Alaska, in which Eni reached both the 100% ownership and the operatorship. Production start-up is expected at the end of 2009.
•	Awarded 26 new exploration licenses in Gulf of Mexico following an international bid procedure. The acquired acreage is estimated to have a significant mineral potential and is located near to Eni’s production facilities in the area.
•	Signed an agreement to extend duration of the development and production license for oil fields of Block 403 (Eni 50%) with Sonatrach in Algeria. In 2007 production from this block represented approximately 14% of Eni’s total production in the country.
•	Signed a framework agreement with Gazprom to build the South Stream pipeline system which is expected to import to Europe volumes of natural gas produced in Russia across the Black Sea.
•	Acquired a significant stake in Altergaz, the main independent operator in the French gas market. Eni plans to support Altergaz development in the French retail and small enterprises segments, through a 10 years supply contract of 1.3 bcm gas volumes per year.
•	Purchased 102 retail stations in Central-Eastern Europe and a 16.11% stake in the Czech Refining Company, increasing Eni’s ownership interest to 32.4% equal to a local refining capacity of 2.6 mmtonnes per year.
•	Galp Energia, in accordance with the agreements signed in December 2005 between majority shareholders (Eni 33.34%, AmorimEnergia and Caixa Geral de Depósitos), exercised its call option for the acquisition of Eni’s Agip branded oil products marketing activities in the Iberian region both in the retail and wholesale markets. The transaction, subject to approval from antitrust authorities, includes 371 Eni’s service stations. The closing is expected in June 2008.

Post closing events
Agreement for the development project of the Kashagan oilfield
On January 14, 2008, all parties to the North Caspian Sea Production Sharing Agreement (NCSPSA) consortium and the Kazakh authorities signed a memorandum of understanding to settle a dispute commenced in August 2007 regarding conditions and rights for developing and exploiting the Kashagan field. Management believes this field to be the most important discovery in the world in the past thirty years. The agreement establishes a renewed economic equilibrium of the contract in consideration of changed market conditions and provides stability for the project execution. The material terms of the agreement are: (i) the proportional dilution of the participating interests of all the international members of the Kashagan consortium allowing the national Kazakh company KazMunaiGas’ stake to increase matching that of the four major shareholders at 16.81%, effective January 1, 2008. The Kazakh partner will pay to the other co-venturers an aggregate amount of US $1.78 billion; (ii) a value transfer package to be implemented through changes to the terms of the NCSPSA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package according to its new participating interest in the project (16.81%); (iii) an increased role of the Kazakh partner in operations and a new operating and governance model which will entail a greater involvement of the major international partners.
Although the project was continuing during the negotiation process, its progress was delayed. Parties have therefore agreed that Eni as operator will file with the Kazakh authorities a revised expenditure and schedule for the execution of the phase one by the end of March.

Outlook
Eni will present in detail its strategy, targets and outlook for its 2008-2011 plan at 4:00 P.M.CET today.
Management’s expectations regarding key Eni’s business trends for the year 2008 are as follows:

•	Production of liquids and natural gas is forecast to increase (actual oil and gas production averaged 1.736 mmboe/d in 2007), under Eni’ s Brent price scenario. Full year contribution from the assets acquired in 2007 in the Gulf of Mexico and in Congo and, starting from January 2008, of Burren Energy, as well as the organic growth expected in Nigeria, Angola and Libya will sustain the production performance. Mature field declines are expected in the United Kingdom and in Italy;
•	Sales volumes of natural gas worldwide are forecast to increase from 2007 level (actual sales volumes in 2007 were 98.96 bcm). Growth is expected to be achieved in the European target markets, mainly in France, Germany/Austria and Spain;
•	Sales volumes of electricity are expected to increase over 2007 (actual volumes in 2007 were 33.19 TWh) due to the planned start-up of new production capacity at the Ferrara plant;
•	Refining throughputs are expected slightly increase from 2007 (actual throughputs were 37.15 mmtonnes in 2007). Higher throughputs are expected at the Ceska Rafinerska as a result of the acquisition of a stake made in 2007. This will be offset by planned downtime at the Venice and Taranto refineries in order to execute certain activities intended to enhance plant performance;
•	Retail sales of refined products are expected to increase from 2007 level, excluding expected divestments (12.65 mmtonnes in 2007). Sales in Italy are expected to remain stable, despite a decline in domestic consumption, counterbalanced by the effect of ongoing marketing initiatives. In Europe, when factoring in the impact of the planned divestment of retail activities in the Iberian region, sales are expected to increase mainly due to the full contribution of assets acquired in 2007 in Central-Eastern Europe.

In 2008 management expects to increase capital expenditures from 2007 (euro 10.59 billion in 2007). Major increases are expected in the development of oil and natural gas reserves, upgrading of construction vessels and rigs, and upgrading of natural gas transport infrastructure. Investments are also planned in order to complete the acquisition of Burren Energy.
On the basis of the expected cash outflows for planned capital expenditures and shareholders remuneration and also assuming Eni’s scenario for Brent prices, management expects group leverage to achieve a level that will be lower or higher than the level of 0.38 reported in 2007, depending on the exercising of the already mentioned call options by Gazprom.

Eni’s Chief Financial Officer, Marco Mangiagalli in his position as manager responsible for the preparation of financial reports, certifies pursuant to Article 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the company’s evidence and accounting books and entries.

Disclaimer
Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the fourth quarter cannot be extrapolated on an annual basis.

Cautionary statement
This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future.
Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document.

* * *

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni, Rome, 1 Piazzale Enrico Mattei
Capital Stock: euro 4,005,358,876 fully paid
Registro Imprese di Roma, c. f. 00484960588
Tel.: +39-0659821 - Fax: +39-0659822141

* * *

This press release for the Fourth Quarter and Full Year results of 2007 (unaudited) is also available on the Eni web site:
www.eni.it.

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in 70 countries and is Italy’s largest company by market capitalization.

Summary result for the fourth quarter and the full year of 2007

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

21,416	20,190	25,292	18.1	Net sales from operations	86,105	87,170	1.2
3,957	4,379	5,166	30.6	Operating profit	19,327	18,868	(2.4)
341	(238)	(275)		Exclusion of inventory holding (gains) losses	88	(620)
478	104	401		Exclusion of special items	1,075	738
				of which:
182		(48)		non recurring items	239	8
296	104	449		other special items	836	730

4,776	4,245	5,292	10.8	Adjusted operating profit	20,490	18,986	(7.3)

1,520	2,146	3,010	98.0	Net profit pertaining to Eni	9,217	10,011	8.6
213	(165)	(224)		Exclusion of inventory holding (gains) losses	33	(499)
622	(89)	(108)		Exclusion of special items	1,162	(42)
				of which:
199		(46)		non recurring items	239	35
423	(89)	(62)		other special items	923	(77)

2,355	1,892	2,678	13.7	Adjusted net profit pertaining to Eni	10,412	9,470	(9.0)
178	154	159	(10.7)	Adjusted net profit of minorities	606	624	3.0
2,533	2,046	2,837	12.0	Adjusted net profit	11,018	10,094	(8.4)
				Breakdown by division (a)
1,304	1,372	2,063	58.2	Exploration & Production	7,279	6,491	(10.8)
873	465	894	2.4	Gas & Power	2,862	2,936	2.6
115	95	(26)	..	Refining & Marketing	629	319	(49.3)
141	18	(91)	..	Petrochemicals	174	57	(67.2)
131	174	180	37.4	Engineering & Construction	400	658	64.5
(85)	(43)	(47)	44.7	Other activities	(301)	(210)	30.2
57	(70)	(100)	..	Corporate and financial companies	54	(141)	..
(3)	35	(36)		Impact of unrealized profit in inventory (b)	(79)	(16)

				Eni’s net profit
0.41	0.59	0.82	100.0	per ordinary share (euro)	2.49	2.73	9.6
1.06	1.62	2.38	..	per ADR ($)	6.26	7.49	19.6
				Eni’s adjusted net profit
0.64	0.52	0.73	14.1	per ordinary share (euro)	2.81	2.58	(8.2)
1.65	1.43	2.12	28.5	per ADR ($)	7.07	7.07	..
3,684.7	3,667.6	3,661.0	(0.6)	Weighted average number of outstanding shares (c)	3,701.3	3,669.2	(0.9)
1,778	3,366	2,468	38.8	Net cash provided by operating activities	17,001	15,517	(8.7)
2,944	2,679	3,657	24.2	Capital expenditures	7,833	10,593	35.2

(a)	For a detailed explanation of adjusted net profit by division see page 22.
(b)	Unrealized profit in inventory concerned intragroup sales of goods and services recorded at period end in the assets of the purchasing business segment.
(c)	Fully diluted.

Trading environment indicators

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

59.68	74.87	88.70	48.6	Average price of Brent dated crude oil (a)	65.14	72.52	11.3
1.290	1.375	1.449	12.3	Average EUR/USD exchange rate (b)	1.256	1.371	9.2
46.26	54.45	61.21	32.3	Average price in euro of Brent dated crude oil	51.86	52.90	2.0
2.18	4.04	4.07	86.7	Average European refining margin (c)	3.79	4.52	19.3
1.69	2.94	2.81	66.3	Average European refining margin in euro	3.02	3.30	9.3
3.6	4.5	4.7	30.6	Euribor - three month rate (%)	3.1	4.3	38.7
5.3	5.8	5.0	(5.7)	Libor - three month dollar rate (%)	5.2	5.3	1.9

(1)	In USD per barrel. Source: Platt’s Oilgram.
(2)	Source: ECB.
(3)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Fourth quarter of 2007

Group results
Eni’s net profit for the fourth quarter of 2007 was euro 3,010 million, an increase of euro 1,490 million against the fourth quarter of 2006, or 98%. This result benefited from higher reported operating profit which was up euro 1,209 million, or 30.6%, and lower income taxes (down euro 285 million) mainly reflecting an adjustment to deferred tax assets and liabilities for Italian subsidiaries relating to certain amendments to the Italian tax regime, including a lower statutory tax rate, enacted by the 2008 Budget Law.

Eni’s adjusted net profit of euro 2,678 million, increased by 13.7% from the fourth quarter of 2006. Adjusted net profit is calculated by excluding an inventory holding gain of euro 224 million and special gains of euro 108 million net, resulting in an overall adjustment equal to a decrease of euro 332 million. Special gains related mainly to an adjustment to deferred tax assets and liabilities for Italian subsidiaries resulting in a gain of euro 394 million. This gain coupled with certain non recurring income amounting to euro 46 million was partly offset by asset impairments, environmental charges and provisions for redundancy incentives.

Results by division
The increase in the Group adjusted net profit resulted from higher adjusted net profit recorded in the:

•	Exploration & Production was up euro 759 million or up 58.2% due to a better operating performance (up euro 932 million, or 29.2%), reflecting higher realizations in dollars (oil up 48.3%; natural gas up 13.2%), partially offset by the appreciation of the euro against the dollar, higher operating costs and amortization charges. The increase in adjusted net profit also reflected the impact of a lower adjusted tax rate (down 7.8 percentage points) due to the recognition of certain deferred tax assets upon the probable use of tax losses.

This increase was partly offset by a sharp reduction in the results reported by the downstream oil and petrochemicals businesses.

•	The Petrochemicals division incurred an adjusted net loss of euro 91 million in the fourth quarter, compared with profit of euro 141 million a year earlier. The shift from a profit to a loss (down euro 232 million) was mainly the result of a decline in selling margins of commodity chemicals, due to higher costs of oil-based feedstocks that were not fully recovered in sales prices.
•	The Refining & Marketing division incurred an adjusted net loss of euro 26 million in the fourth quarter, compared with profit of euro 115 million a year earlier. The shift from a profit to a loss (down euro 141 million) was due to a weak trading environment, which penalized Eni’s complex refineries, and the appreciation of the euro over the dollar. Marketing margins were also lower on both the retail and wholesale markets.

Full year

Group results
Eni’s net profit for the full year 2007 was euro 10,011 million, up euro 794 million from the fourth quarter of 2006, or 8.6%, primarily due to lower income taxes (down euro 1,349 million) mainly reflecting an adjustment to deferred tax assets and liabilities for Italian subsidiaries relating to certain amendments to the Italian tax regime, including a lower statutory tax rate, enacted by the 2008 Budget Law. This positive impact was partly offset by a lower reported operating profit (down euro 459 million) mainly in the Exploration & Production division.

Eni’s adjusted net profit was down 9% from the previous year to euro 9,470 million. Adjusted net profit is calculated by excluding an inventory holding gain of euro 499 million and special net gains of euro 42 million, resulting in a downward adjustment to reported net profit (down euro 541 million).

Return on average capital employed (ROACE) calculated on an adjusted basis for the full year was 19.3% (22.7% for 2006). Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies purchased as part of a bid procedure for assets of bankrupt Yukos in which Eni held a 60% interest as of December 31, 2007, the Group ROACE would stand at 19.9%.

Results by division
The decline in the Group adjusted net profit for the full year was attributable to a reduction of profits reported in:

•	Exploration & Production was down euro 788 million, or 10.8%, reflecting a lower operating performance (down euro 1,712 million, or 10.9%) impacted by the appreciation of the euro over the dollar (9.2%), lower production volumes sold (down 14.7 mmboe) and higher operating costs and amortization charges particularly relating to higher exploratory expenses (an increase of euro 703 million). These negatives were partly offset by higher realizations in dollars (oil up 12.7%; natural gas up 2.2%).
•	Refining & Marketing was down euro 310 million, or 49.3%, reflecting lower realized refining margins, mainly for complex refineries, and the appreciation of the euro over the dollar. The negative result was also influenced by a lower operating performance in marketing activities in Italy.
•	Petrochemicals was down euro 117 million, or 67.2%, reflecting a decline in operating performance (down euro 129 million) resulting from lower selling margins of commodity chemicals.

These negatives were partly offset by the increased adjusted net profit reported in the:

•	Engineering & Construction was up euro 258 million, or 64.5%, due to an improved operating performance (up euro 332 million) against the backdrop of favourable demand trends in oilfield services.
•	Gas & Power was up euro 74 million, or 2.6%, due to a better operating performance (up euro 210 million, or 5.4%).

Liquidity and capital resources

Summarized Group Balance Sheet

(million euro)

Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2007	Change vs Dec. 31, 2006	Change vs Sep. 30, 2007

Fixed assets	54,234	60,501	62,911	8,677	2,410
Net working capital	(5,197)	(4,622)	(3,068)	2,129	1,554
Employee termination indemnities and other benefits	(1,071)	(934)	(935)	136	(1)
Non-current assets held for sale and related net borrowings		114	286	286	172
CAPITAL EMPLOYED, NET	47,966	55,059	59,194	11,228	4,135
Shareholders’ equity	41,199	43,629	42,867	1,668	(762)
Net borrowings	6,767	11,430	16,327	9,560	4,897
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,966	55,059	59,194	11,228	4,135

Year end currency translation effects reduced the carrying amounts of net capital employed, shareholders’ equity and net borrowings by approximately euro 2,850 million, euro 2,000 million and euro 850 million respectively compared to 2006 year end amounts. This reduction was mainly driven by the appreciation of the euro over the dollar (at December 31, 2007 the euro/US $ exchange rate was 1.472 as compared to 1.317 at December 31, 2006, up 11.8%).

Fixed assets amounted to euro 62,911 million, representing an increase of euro 8,677 million from December 31, 2006 due to capital expenditures for the year (euro 10,593 million) and the acquisition of assets and investments (euro 7,138 million), partly offset by depreciation, amortization and impairments charges (euro 7,236 million) and currency translation effects.

Net working capital was down euro 3,068 million, increased by euro 2,129 million, due to following factors: (i) the acquisition of a 20% interest in the Russian Company OAO Gazprom Neft, listed on the London Stock Exchange, which Eni purchased from bankrupt Russian company Yukos; (ii) the impact of higher year end prices for oil and products on the evaluation of inventories at the weighted average cost; (iii) a reduction in deferred tax liabilities reflecting changes in the Italian taxation law as described above. These increases were partly offset by losses (net of taxes) recognized on the fair value evaluation of certain derivative financial instruments Eni entered into to hedge the exposure to variability in future cash flows deriving from marketing an amount of Eni’s proved reserves equal to 2% of proved reserves as of December 31, 2006. These hedging transactions were undertaken in connection with the acquisitions executed in the year of oil and gas assets offshore the Gulf of Mexico and onshore Congo.

Net capital employed in the Exploration & Production, Gas & Power and Refining & Marketing divisions represented 89% of total net capital employed (90% at December 31, 2006).

Summarized Group Cash Flow Statement

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

1,778	3,366	2,468	Net cash provided by operating activities	17,001	15,517
(2,944)	(2,679)	(3,657)	Capital expenditures	(7,833)	(10,593)
(19)	(3,776)	(1,198)	Investments and acquisitions of consolidated subsidiaries and businesses	(95)	(9,909)
201	452	55	Proceeds from disposals	329	659
(2,315)	(147)	(2,394)	Dividends to Eni shareholders and shares repurchased	(5,851)	(5,264)
(155)	(11)	(67)	Dividends distributed and shares repurchased by subsidiaries	(699)	(647)
537	487	(104)	Foreign exchange translation differences and other changes	856	677
(2,917)	(2,308)	(4,897)	CHANGE IN NET BORROWINGS	3,708	(9,560)

Cash inflow generated by operating activities (euro 15,517 million) coupled with cash from divestments were more than offset by the cash outflows related to: (i) capital expenditures totalling euro 10,593 million; (ii) the acquisition of investments and assets (euro 9,909 million, including net borrowings of acquired assets); (iii) dividend distribution and share repurchases by the parent company Eni SpA for a total amount of euro 5,264 million, and dividend payments and share repurchases to minorities mainly by the listed Snam Rete Gas SpA and Saipem SpA (totalling euro 647 million).
As a result of these cash flows, net borrowing increased by euro 9,560 million to euro 16,327 million compared to 2006 year end.
Net borrowings increased by euro 4,897 million from September 30, 2007, due to fourth quarter cash outflows related to: (i) capital expenditures (totalling euro 3,657 million) and acquisitions (euro 1,198 million including net borrowings of acquired assets), the latter referring mainly to the purchase of a 24.9% shareholding in Burren Energy, a 16.11% stake in the Ceska Rafinerska and a 13.6% interest in the Angola LNG consortium; (ii) interim dividend payment (euro 2,199 million) and the repurchase of own shares (euro 195 million) by the parent company Eni SpA. These outflows were partially offset by cash inflow generated by operating activities in the fourth quarter (euro 2,468 million).

At December 31, 2007, leverage, the ratio between net borrowings and shareholders’ equity including minority interest, was 0.38 compared with 0.16 at December 31, 2006. Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies in which Eni held a 60% interest as of December 31, 2007, the Group’s leverage would stand at 0.31.

Dividends and share repurchases
In 2007 total cash dividends to Eni shareholders amounted to euro 4,583 million (euro 4,610 million in 2006) of which euro 2,384 million pertained to the payment of the balance of the dividend for fiscal year 2006 and euro 2,199 million pertained to the payment of an interim dividend (euro 0.60 per share) for fiscal year 2007 that was paid in October 2007.

From January 1 to December 31, 2007 a total of 27.56 million own shares were purchased at a cost of euro 681 million (on average euro 24.694 per share). From the beginning of the share buy-back plan (September 1, 2000), Eni has purchased 363 million of its own shares, equal to 9.05% of capital stock at issue, at a total cost of euro 6,193 million (representing an average cost of euro 17.081 per share).

Other information
Eni SpA parent company preliminary accounts for 2007
Eni’s Board of Directors also examined Eni SpA’s preliminary results for 2007 prepared in accordance with IFRSs. Net profit for the full year was euro 6,600 million (euro 5,866 million in 20065). The euro 734 million increase was mainly due to higher net income from participated entities (euro 1,168 million), a decrease in income taxes (euro 739 million) and an increase in the operating performance (euro 312 million). These positives were partly offset by higher net finance charges (euro 1,485 million).

Financial and operating information by division for the fourth quarter and for the full year 2007 is provided in the following pages.

__________________

(5)	2006 data pro-forma: following the merger of the wholly-owned subsidiaries Enifin SpA and Eni Portugal Investment SpA into Eni SpA effective since January 1, 2006.

Exploration & Production

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

				Results
6,152	6,411	8,038	30.7	Net sales from operations		27,173	27,278	0.4
3,141	3,309	3,929	25.1	Operating profit		15,580	13,788	(11.5)
54		198		Exclusion of special items		183	263
				of which:
		1		Non-recurring items			(11)
54		197		Other special items:		183	274
51		150		- asset impairments		231	226
(7)				- gains on disposal of assets		(61)
10		5		- provision for redundancy incentives		13	6
		42		- other			42
3,195	3,309	4,127	29.2	Adjusted operating profit		15,763	14,051	(10.9)
(22)	26	22		Net financial income (expense) (a)		(59)	44
(18)	23	53		Net income from investments (a)		85	176
(1,851)	(1,986)	(2,139)		Income taxes (a)		(8,510)	(7,780)
58.7	59.1	50.9		Tax rate	(%)	53.9	54.5
1,304	1,372	2,063	58.2	Adjusted net profit		7,279	6,491	(10.8)
				Results also include:
1,418	1,377	1,702	20.0	- amortizations and depreciations		4,776	5,626	17.8
				of which:
315	389	366	16.2	- amortizations of exploratory drilling expenditures and other		820	1,370	67.1
104	115	130	25.0	- amortizations of geological and geophysical exploration expenses		255	407	59.6
1,937	1,725	2,063	6.5	Capital expenditures		5,203	6,625	27.3
706	449	462	(34.6)	of which: exploratory expenditures (b)		1,348	1,659	23.1

				Production (c) (d)
1,079	975	1,048	(2.9)	Liquids (e)	(kbbl/d)	1,079	1,020	(5.5)
4,121	3,927	4,401	6.8	Natural gas	(mmcf/d)	3,964	4,114	3.6
1,796	1,659	1,815	1.1	Total hydrocarbons	(kboe/d)	1,770	1,736	(1.9)

				Average realizations
54.85	70.95	81.32	48.3	Liquids (e)	($/bbl)	60.09	67.70	12.7
5.39	5.14	6.10	13.2	Natural gas	($/mmcf)	5.30	5.42	2.2
45.53	54.38	62.13	36.5	Total hydrocarbons	($/boe)	48.87	53.17	8.8

				Average oil market prices
59.68	74.87	88.70	48.6	Brent dated	($/bbl)	65.14	72.52	11.3
46.26	54.45	61.21	32.3	Brent dated	(euro/bbl)	51.86	52.90	2.0
59.94	75.48	90.66	51.3	West Texas Intermediate	($/bbl)	66.00	72.26	9.5
235.20	217.89	247.21	5.1	Gas Henry Hub	($/kmc)	238.02	246.50	3.6

(a)	Excluding special items.
(b)	Includes exploration bonuses.
(c)	Supplementary operating data is provided on page 32.
(d)	Includes Eni’s share of production of equity-accounted entities.

Adjusted operating profit for the fourth quarter of 2007 was euro 4,127 million, up euro 932 million from the fourth quarter of 2007, or 29.2%, primarily due to higher realizations in dollars (oil up 48.3%; natural gas up 13.2%) partly offset by the adverse impact of the appreciation of the euro versus the dollar (approximately euro 530 million), rising operating costs and amortization and depreciation charges including higher exploratory expenses.

Liquids and gas realizations for the quarter increased on average by 36.5% in dollar terms. Oil realizations increased by the same amount as the marker Brent, benefiting from a reduction in sour crude discounts in the marketplace.
Adjusted net profit was euro 2,063 million, up euro 759 million, or 58.2% from the fourth quarter of 2006, primarily due to an enhanced operating performance and better earnings reported by certain affiliates, particularly the Nigeria LNG affiliate which operates the Bonny liquefaction plant in Nigeria. The result for the quarter was also supported by an approximately 7.8 percentage point decline in the adjusted tax rate (from 58.7% to 50.9%) due to the recognition of certain deferred tax assets upon the probable use of tax losses.

Adjusted operating profit for the full year was euro 14,051 million, down euro 1,712 million or 10.9% from a year earlier, mainly due to:

•	an adverse impact of the appreciation of the euro over the dollar (approximately euro 1,400 million);
•	a decline in production sales volumes (down 14.7 mmboe);
•	higher exploratory expenses (euro 703 million, euro 840 million on a constant exchange rate basis);
•	rising operating costs reflecting the impact of sector-specific inflation and higher amortization and depreciation charges.

Adjusted net profit for the full year was euro 6,491 million, a decline of euro 788 million from 2006 (down 10.8%) due to a weaker operating performance and an increased adjusted tax rate (from 53.9% to 54.5%) due to a change in the fiscal regime of Algeria enacted in the second half 2006.

Special charges excluded by the adjusted operating profit of euro 263 million for the full year (euro 198 million for the fourth quarter) primarily related to the impairment of mineral assets.

Oil and natural gas production for the fourth quarter 2007 averaged 1,815 kboe/d, up 19 kboe/d from the fourth quarter 2006 or 1.1%, mainly due to the contribution of acquired properties in the Gulf of Mexico and Congo (up 94 kboe/d) and organic growth achieved in Libya and Egypt. These increases were partly offset by the negative impact of disruptions in Nigeria due to continuing social unrest (down 22 kboe/d) and mature field declines. Increased oil prices reduced volume entitlements (down 58 kboe/d) in Eni’s Production Sharing Agreements. Production for the quarter increased by approximately 4% when excluding this effect. 89% of oil and natural gas was produced outside Italy (87% in the fourth quarter of 2006).

Daily production of oil and condensates (1,048 kbbl/d) decreased by 31 kboe/d, or 2.9%, from the fourth quarter 2006. Production decreases were reported mainly in Nigeria and United Kingdom. Significant increases were registered in: (i) the Gulf of Mexico and Congo due to the contribution of purchased assets; (ii) Egypt as a result of production ramp-up at the el Temsah fields.

Daily production of natural gas for the fourth quarter (4,401 mmcf/d) increased by 280 mmcf/d, or 6.8%, mainly in the Gulf of Mexico from acquired properties and Libya as a result of continuing production ramp-up at the Western Libyan Gas Project. Gas production decreased due to mature field declines in Italy and disruptions in Nigeria.

Oil and gas production for the full year averaged 1,736 kboe/d, a decrease of 34 kboe/d, or 1.9%, from a year earlier mainly due to disruptions in Nigeria (down 25 kboe/d), unplanned downtime and technical issues in the North Sea and mature field declines, particularly in Italy and the United Kingdom, as well as price impacts in certain PSAs. Production performance for the year was also impacted by the Venezuela’s expropriation of the Dación oilfield assets which took place on April 1, 2006 (down 15 kbbl/d). These negative factors were offset in part by the contribution of acquired assets in the Gulf of Mexico and Congo (up 45 kboe/d on annual average) and production increases in Libya, Egypt and Kazakhstan. Oil and natural gas production share outside Italy was 88% (87% in 2006).

Daily production of oil and condensates for the full year (1,020 kbbl/d) decreased by 59 kbbl/d, or 5.5%, from last year. Production decreases were reported mainly in Nigeria, Venezuela and the United Kingdom due to the above mentioned causes. The most significant increases were registered in the Gulf of Mexico due to the contribution of purchased assets, as well as in Egypt and in Kazakhstan due to a better production performance.

Daily production of natural gas for the full year (4,114 mmcf/d) increased by 150 mmcf/d, or 3.6%, mainly in Libya, as a result of the build-up of the Western Libyan Gas Project, and the Gulf of Mexico due to the contribution of acquired assets.

Estimated proved reserves of hydrocarbons pro-formaa

2006	2007 (c)	% Ch.

Estimated net proved reserves (b)
Liquids	(mmbbl)	3,481	3,219	(7.5)
Natural gas	(bcf)	16,965	18,090	6.7
Hydrocarbons	(mmboe)	6,436	6,370	(1.0)
of which:
Italy		805	747	(7.2)
Outside Italy		5,631	5,623	(0.1)
Estimated net proved developed reserves
Liquids	(mmbbl)	2,144	1,974	(7.9)
Natural gas	(bcf)	10,997	11,204	1.9
Hydrocarbons	(mmboe)	4,059	3,925	(3.3)

(a)	Includes a 30% stake of the reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies so as to dilute Eni’s interest to 30%. Reserves of the 20% participated OAO GazpromNeft were also excluded considering the call option attributed to Gazprom.
(b)	Includes Eni’s share of proved reserves of equity-accounted entities.
(c)	Eni’s proved reserves of the Kashagan field were determined based on Eni working interest of 18.52% as of December 31, 2007.

Eni’s estimated proved reserves amounts were determined taking into account Eni’s share of proved reserves of equity-accounted entities. The year end amounts comprised 30% of proved reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos and participated by Eni with a 60% interest, considering that it is probable that Gazprom will exercise a call option to acquire a 51% interest in these companies. Based on this assumption, movements in Eni’s 2007 estimated proved reserves were as follows:

(mmboe)

Estimated net proved reserves at December 31, 2006			6,436
Extensions, discoveries and other additions, revisions of previous estimates and improved recovery, gross of year-end price revision		453
Year-end price revision in PSAs		(350)

Reserve additions			103
Proved property acquisitions			465
Production for the year			(634)
Estimated net proved reserves at December 31, 2007			6,370
Reserve replacement ratio, all sources	(%)		90
Reserve replacement ratio, all sources and gross of year-end price revision	(%)		145

Additions to proved reserves booked in 2007 were 103 mmboe deriving from: (i) extensions and discoveries (202 mmboe), with major increases booked in Angola, Congo, Egypt, Kazakhstan, Tunisia and United States; (ii) improved recovery (24 mmboe) mainly in Algeria and Angola.

These increases were offset in part by a negative balance of 123 mmboe resulting from downward and upward revisions of previous estimates. Downward revisions of previous estimates related mainly to adverse price impact in determining volume entitlements in certain PSAs (down 350 mmboe) resulting from higher year end oil prices (Brent price was $96.02 per barrel at December 31, 2007 compared to $58.925 per barrel at December 31, 2006). These negative revisions were recorded mainly in Kazakhstan, Libya and Angola, and were partly offset by upward revisions in Egypt, Italy, Nigeria and Norway.
Acquisitions amounted to 465 mmboe reflecting a 30% stake of proved reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, and contribution of purchased properties in the Gulf of Mexico and Congo.

During 2007, assuming a 30% stake of proved reserves of the three equity-accounted Russian companies purchased as part of a bid procedure for assets of bankrupt Yukos, Eni achieved an all sources reserve replacement ratio6 of 90% in spite of significant PSA effects associated with high oil prices. Excluding the impact of year end price revisions in certain PSAs, the replacement ratio would be 145%. The average reserve life index is 10 years (10 years at December 31, 2006).

Eni’s estimated proved reserves would be 6,678 mmboe including the proved reserves of three Russian gas companies on the basis of Eni’s current 60% interest. Accordingly the reserve replacement ratio would be 138%.

__________________

(6)	Ratio of changes in proved reserves for the year resulting from revisions of previously reported reserves, improved recovery, extensions, discoveries and sales or purchases of minerals in place, to production for the year. A ratio higher than 100% indicates that more proved reserves were added than produced in a year. The Reserve Replacement Ratio is a measure used by management to indicate the extent to which production is replaced by proved oil and gas reserves. The Reserve Replacement Ratio is not an indicator of future production because the ultimate development and production of reserves is subject to a number of risks and uncertainties. These include the risks associated with the successful completion of large-scale projects, including addressing ongoing regulatory issues and completion of infrastructure, as well as changes in oil and gas prices, political risks and geological and other environmental risks.

Gas & Power

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

				Results
8,170	5,215	8,696	6.4	Net sales from operations	28,368	27,633	(2.6)
1,303	590	1,431	9.8	Operating profit	3,802	4,127	8.5
(41)	(28)	(36)		Exclusion of inventory holding (gains) losses	(67)	44
7	19	(86)		Exclusion of special items	147	(79)
				of which:
(2)		(43)		Non-recurring items	55	(61)
9	19	(43)		Other special items:	92	(18)
2	1	13		- environmental provisions	44	15
				- asset impairments	51
15	18	15		- provisions for redundancy incentives	37	38
(8)		(71)		- other	(40)	(71)
1,269	581	1,309	3.2	Adjusted operating profit	3,882	4,092	5.4
832	131	826	(0.7)	Market and Distribution	2,062	2,202	6.8
286	272	288	0.7	Transport in Italy	1,087	1,114	2.5
144	131	167	16.0	International transportation	579	585	1.0
7	47	28	..	Power generation (a)	154	191	24.0
(1)	4	3		Net financial income (expense) (b)	16	11
97	78	124		Net income from investments (b)	489	420
(492)	(198)	(542)		Income taxes (b)	(1,525)	(1,587)
36.0	29.9	37.7		Tax rate (%)	34.8	35.1
873	465	894	2.4	Adjusted net profit	2,862	2,936	2.6
453	362	478	5.5	Capital expenditures	1,174	1,366	16.4

				Natural gas sales (bcm)
23.90	17.11	25.13	5.1	Sales of consolidated companies	85.76	84.83	(1.1)
15.64	11.46	16.15	3.3	Italy (includes own consumption)	57.07	56.08	(1.7)
8.14	5.29	8.81	8.2	Rest of Europe	27.93	27.86	(0.3)
0.12	0.36	0.17	41.7	Outside Europe	0.76	0.89	17.1
1.97	1.96	2.74	39.1	Eni’s share of sales of natural gas of affiliates	7.65	8.74	14.2
25.87	19.07	27.87	7.7	Total sales and own consumption (G&P)	93.41	93.57	0.2
1.22	1.26	1.88	54.1	Upstream in Europe and in the Gulf of Mexico	4.69	5.39	14.9
27.09	20.33	29.75	9.8	Worldwide gas sales	98.10	98.96	0.9

22.45	16.98	24.41	8.7	Gas volumes transported in Italy (bcm)	87.99	83.28	(5.4)
14.97	10.60	15.08	0.7	Eni	57.09	52.39	(8.2)
7.48	6.38	9.33	24.7	On behalf of third parties	30.90	30.89	..

7.79	8.67	8.28	6.3	Electricity sold (TWh)	31.03	33.19	7.0

(a)	Starting on January 1, 2007, results from marketing of electricity have been included in results from market and distribution activities following an internal reorganization. As a consequence of this, electricity generation activity conducted by EniPower subsidiary comprises only results from production of electricity. Prior quarter results have not been restated.
(b)	Excluding special items.

Adjusted operating profit for the fourth quarter 2007 was euro 1,309 million, up euro 40 million, or 3.2%, from the fourth quarter 2006. This result mainly reflected:

•	a growth achieved in sales volumes from consolidated subsidiaries (up 5.1%) due to favourable weather conditions and higher sales outside Italy;
•	a positive performance achieved by the regulated business in Italy (gas transportation and distribution) due to higher volumes and efficiency gains.

These positive factors were partly offset by a gain of approximately euro 134 million recorded in the fourth quarter 2006 due to favourable developments with Italy’s regulatory framework. This reflected the enactment of resolution No. 134/2006 by the Authority for Electricity and Gas effective July 1, 2006, implementing a more favourable indexation mechanism of the raw material cost component in supplies to residential users as well as other measures intended to ease the previous regime under resolution No. 248/2004. These developments resulted in the partial reversal of certain provisions accrued in previous reporting periods with respect to expected charges for lowering invoiced amounts to wholesalers and residential clients, also considering that Eni fulfilled obligations to renegotiate wholesale contracts on the same basis as provided by the new indexation mechanism. These provisions were recycled through profit and loss in the fourth quarter 2006.

Net adjusted profit for the fourth quarter 2007 was euro 894 million, up euro 21 million, or 2.4%, over the fourth quarter of 2006. This result also reflected higher earnings reported from certain affiliates accounted for under the equity method.

Adjusted operating profit for the full year was euro 4,092 million, an increase of euro 210 million on 2006, up 5.4%, in spite of the occurrence of unusually mild winter weather conditions in the first quarter of 2007 resulting in lower volumes sold of natural gas by consolidated subsidiaries (down 0.93 bcm, or 1.1% year-on-year). The higher result for the full year was driven by:

•	A positive developments with Italy’s regulatory framework on gas pricing to residential and wholesale clients;
•	Higher supply costs incurred in the previous year caused by harsh weather during the 2005-2006 winter;
•	A positive performance achieved by the regulated business in Italy (gas transportation and distribution).

Net adjusted profit for the full year was euro 2,936 million, an increase of euro 74 million, up 2.6%, over 2006 due to higher adjusted operating profit.

Special net gains excluded from the adjusted operating profit were euro 86 million in the fourth quarter and euro 79 million in the year mainly related to the recognition of a receivable from the Italian Sicily Region on positive developments with a litigation about an environmental tax levied by the Region on the ownership of pipelines in 2002 (euro 71 million).

NATURAL GAS SALES BY MARKET

(bcm)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

15.65	11.46	16.17	3.3	Italy	57.09	56.13	(1.7)
3.45	2.01	3.02	(12.5)	Wholesalers	11.54	11.92	3.3
0.56	0.42	1.00	78.6	Gas release	2.00	2.37	18.5
3.50	2.57	2.87	(18.0)	Industries	13.33	11.77	(11.7)
4.30	4.32	5.08	18.1	Power generation	16.67	17.21	3.2
2.29	0.52	2.61	14.0	Residential	7.42	6.78	(8.6)
1.55	1.62	1.59	2.6	Own consumption	6.13	6.08	(0.8)
9.97	6.72	11.11	11.4	Rest of Europe	34.81	35.02	0.6
3.78	1.61	3.35	(11.4)	Importers in Italy	14.10	10.67	(24.3)
6.19	5.11	7.76	25.4	Target markets	20.71	24.35	17.6
1.36	1.94	2.05	50.7	- Iberian Peninsula	5.24	6.91	31.9
1.50	1.11	1.64	9.3	- Germany-Austria	4.72	5.03	6.6
0.90	0.15	1.22	35.6	- Hungary	3.10	2.74	(11.6)
0.78	0.68	0.90	15.4	- Northern Europe	2.62	3.15	20.2
1.20	0.87	1.29	7.5	- Turkey	3.68	4.62	25.5
0.37	0.28	0.57	54.1	- France	1.07	1.62	51.4
0.08	0.08	0.09	12.5	- Other	0.28	0.28	..
0.25	0.89	0.59	..	Outside Europe	1.51	2.42	60.3
1.22	1.26	1.88	54.1	Upstream in Europe and in the Gulf of Mexico	4.69	5.39	14.9
27.09	20.33	29.75	9.8	Worldwide gas sales	98.10	98.96	0.9

In the fourth quarter of 2007, natural gas sales were 29.75 bcm, an increase of 2.66 bcm, or 9.8%, from the fourth quarter of 2006. Sales included own consumption, sales by affiliates and upstream sales in Europe and in the Gulf of Mexico. Higher sales were driven by increases reported in:

•	Italy, where volumes grew by 0.52 bcm (or 3.3%) reflecting higher supplies to the power generation segment (up 0.78 bcm) and residential clients (up 0.32 bcm) due also to favourable weather conditions. These increases were partially offset by lower supplies to industrial clients (down 0.63 bcm) and wholesalers (down 0.43 bcm) due to competitive pressure and a new gas release program based on Eni’s commitment with the Italian Antitrust Authority[7].
•	Target markets in the rest of Europe, where volumes increased by 1.57 bcm, or 25.4%, reflecting the organic growth achieved in Spain (up 0.69 bcm), France (up 0.20 bcm), Germany/Austria (up 0.14 bcm), and Northern Europe (up 0.12 bcm).
•	LNG sales to the Asian and Northern American markets (up 0.27 bcm, or 61.8%) by the affiliate Unión Fenosa Gas (50% Eni’s share).
These increases were offset in part by lower supplies to Italian importers (down 0.43 bcm) essentially due to lower supplies of Libyan gas and the expiration of a supply contract with Promgas.

In 2007, natural gas sales of 98.96 bcm, including own consumption and sales by affiliates and upstream sales in Europe and in the Gulf of Mexico, increased by 0.86 bcm from 2006, or 0.9%, due to higher volumes sold on the international markets. The growth was achieved in the main consumption target areas in the rest of Europe (up 3.64 bcm), particularly in Spain (up 1.67 bcm), Turkey (up 0.94 bcm), France (up 0.55 bcm) and Northern Europe (up 0.53 bcm) where market share gains were recorded.
Sales to markets outside Europe grew by 0.91 bcm, or 60.3%, on the back of higher LNG volumes sold on the Asian and Northern American markets by the affiliate Unión Fenosa Gas (50% Eni’s share).
These increased in sales were partially offset by decreases recorded in:

•	Supplies to Italian importers (down 3.43 bcm) mainly due to a switch from supplies of Libyan gas to volumes directly sold in Italy to a number of clients in view of optimizing Eni equity production, as well as the expiration of supply contract with Promgas.
•	Sales in Italy, where volumes declined by 0.96 bcm, or 1.7%, primarily due to lower sales to industrial users (down 1.56 bcm), also owing to competitive pressure, and residential (down 0.64 bcm); supplies to the power generation segment and wholesalers increased by 0.54 and 0.38 bcm respectively.

Electricity sales were 33.19 TWh, up 7% from 2006 (up 6% in the fourth quarter) due to higher level of trading activity. Production volumes sold were 25.49 TWh up 2.7% reflecting the ramp-up of new production capacity.

Other performance indicators
Follows a breakdown of the proforma adjusted EBITDA by business:

(bcm)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

1,532	797	1,592	3.9	Adjusted EBITDA	4,896	5,077	3.7
918	268	829	(9.7)	Supply & Marketing	2,378	2,435	2.4
327	215	426	30.3	Regulated Business	1,222	1,289	5.5
243	234	275	13.2	International Transportation	1,009	1,028	1.9
44	80	62	40.9	Power Generation	287	325	13.2

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit on a pro forma basis.

__________________

(7)	Eni and the Italian Antitrust Authority settled a procedure relating to the use of regasification capacity at the Panigaglia regasification plant. Terms of this settlement provide that Eni sells 4 bcm of gas over a twenty-four month period effective October 1, 2007 at the entry point to the Italian gas transport system.

This performance indicator, which is not a GAAP measure under either IFRS or U.S. GAAP, includes:

•	Adjusted EBITDA of Eni’s wholly owned subsidiaries.
•	Eni’s share of adjusted EBITDA of Snam Rete Gas (56%, taking into account the amount of own shares repurchased by Snam Rete Gas), which is fully consolidated when preparing consolidated financial statements in accordance with IFRS.
•	Eni’s share of adjusted EBITDA generated by certain affiliates which are accounted for under the equity method for IFRS purposes.

Management also evaluates performance in Eni’s Gas & Power division on the basis of this measure taking account of the evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided with the intent to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities.

Refining & Marketing

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

				Results
8,579	9,052	10,383	21.0	Net sales from operations	38,210	36,315	(5.0)
(386)	282	27	..	Operating profit	319	729	..
386	(219)	(252)		Exclusion of inventory holding (gains) losses	215	(658)
148	56	130		Exclusion of special items	256	258
				of which:
109		(2)		Non-recurring items	109	35
39	56	132		Other special items:	147	223
27	42	54		- environmental provisions	111	128
13		57		- asset impairments	14	58
4		9		- risk provisions	8	9
30	16	12		- provisions for redundancy incentives	47	31
(35)	(2)			- other	(33)	(3)
148	119	(95)	..	Adjusted operating profit	790	329	(58.4)
31	28	14		Net income from investments (a)	184	126
(64)	(52)	55		Income taxes (a)	(345)	(136)
35.8	35.4	67.9		Tax rate (%)	35.4	29.9
115	95	(26)	..	Adjusted net profit	629	319	(49.3)
272	231	429	57.7	Capital expenditures	645	979	51.8

				Global indicator refining margin
2.18	4.04	4.07	86.7	Brent ($/bbl)	3.79	4.52	19.3
1.69	2.94	2.81	66.3	Brent (euro/bbl)	3.02	3.30	9.3
4.87	5.19	6.12	25.7	Ural ($/bbl)	7.04	6.45	(8.4)

				Refining throughputs and sales (mmtonnes)
9.05	8.28	8.07	(10.8)	Refining throughputs on own account Italy	33.35	32.45	(2.7)
1.20	1.14	1.34	11.7	Refining throughputs on own account rest of Europe	4.69	4.70	0.2
7.36	6.98	7.05	(4.2)	Refining throughputs of wholly-owned refineries	27.17	27.79	2.3

2.16	2.25	2.19	1.4	Retail sales Italy	8.66	8.62	(0.5)
0.96	1.05	1.09	13.5	Retail sales Rest of Europe	3.82	4.03	5.5
3.12	3.30	3.28	5.1	Sub-total retail sales	12.48	12.65	1.4
2.93	2.85	2.97	1.4	Wholesale Italy	11.74	11.09	(5.5)
1.06	1.14	1.18	11.3	Wholesale Rest of Europe	4.19	4.39	4.8
0.10	0.14	0.16	60.0	Wholesale Rest of World	0.41	0.57	39.0
5.97	4.47	6.29	5.4	Other sales	22.31	21.45	(3.9)
13.18	11.90	13.88	5.3	Sales	51.13	50.15	(1.9)

				Refined product sales by region
7.71	6.65	7.35	(4.7)	Italy	30.43	28.05	(7.8)
2.02	2.19	2.27	12.4	Rest of Europe	8.01	8.42	5.1
3.45	3.06	4.26	23.5	Rest of World	12.69	13.68	7.8

(a)	Excluding special items.

The Refining & Marketing division reported an adjusted operating loss of euro 95 million for the fourth quarter 2007, reversing a euro 148 million operating profit a year earlier. This swing from profit to a loss was mainly the result of:

•	Sharply lower realized refining margins reflecting the narrowing of the sour crude discounts in the fourth quarter that penalized Eni’s complex refineries coupled with lowering margins for many of the company’s secondary products (such as base lubricants and bitumen) as the prices for these products did not increase in proportion to the costs of the feedstock used to produce them. Furthermore, refining results were negatively affected by the appreciation of the euro over the dollar;
•	A decline in the profitability of marketing activities due to the impact of higher international prices for petroleum products that were not fully recovered in the sales prices resulting in lower retail margins.

These negative effects were partly offset by higher sale volumes on both retail and wholesale markets in Italy and in the rest of Europe also due to the contributions from the acquired assets.
Adjusted net loss for the fourth quarter was euro 26 million, down euro 141 million, from a net profit of euro 115 million a year ago.

Adjusted operating profit for the full year was euro 329 million, down euro 461 million from 2006, or 58.4%, due mainly to weaker operating performance delivered by the refining business on the back of an unfavourable trading environment for Eni’s complex refineries, and the appreciation of the euro over the dollar.
Marketing activities in Italy reported a lower operating profit mainly due to:

•	Lower retail margins.
•	A decline in wholesale business result due to lower margins and volumes marketed (down 1.8%), the latter also reflecting unusually mild winter weather in the first quarter of 2007 causing lower sales of home-heating fuels.

The adjusted net profit for the year 2007 was euro 319 million, down euro 310 million, or 49.3%.

Special charges excluded from the adjusted operating profit related mainly to environmental provisions, impairment of assets, a risk provision against an ongoing antitrust proceeding before the European authorities and redundancy incentives (for a total charge of euro 130 million for the fourth quarter and euro 258 million for the full year).

Eni’s refining throughputs were 9.41 mmtonnes in the fourth quarter 2007, a decrease of 833 ktonnes as compared to the fourth quarter of 2006, down 8.1%, due to a 10.8% decline in processed volumes in Italy. This was partially offset by higher volumes processed outside Italy (up 148 ktonnes, or 11.7%), mainly at the Ceska Rafinerska relating to the increased ownership interest in this refinery (from 16.3% to 32.4%).
The decrease in Italy reflected the expiry of a processing contract at the Priolo refinery owned by third parties at the end of 2006 which accounted for 463 ktonnes on the quarter (1,402 ktonnes on the full year), equal to 5.1%. Excluding this effect, refining throughputs in Italy decreased by 518 ktonnes, or 5.7%, in particular at the Sannazzaro, Milazzo and Taranto refineries reflecting planned and unplanned downtime.
Eni’s refining throughputs for the full year were 37.15 mmtonnes, a decrease of 883 ktonnes, or 2.3%, as compared to 2006. This decrease was reported in Italy. Excluding the contract expiry at the Priolo refinery, refining throughputs in Italy (32.45 mmtonnes) increased by 500 ktonnes as compared to 2006, up 1.5%, reflecting better performance at the Livorno and Gela refineries owing to lower downtime.

Sales of refined products for the fourth quarter 2007 increased by 0.7 mmtonnes, or 5.3%, to 13.88 mmtonnes as compared to the fourth quarter 2006 mainly due to higher sales on retail and wholesale markets in the rest of Europe and in Italy.
Retail sales in Italy (2.19 mmtonnes) increased by 33 ktonnes, or 1.4%, to 2.19 mmtonnes, as compared to the fourth quarter of 2006. Sales were supported by ongoing marketing initiatives and achieved a higher rate of growth compared to domestic consumption. Diesel fuel sales increased, while gasoline volumes decreased.
Wholesale sales in Italy (2.97 mmtonnes) increased by 41 ktonnes, or 1.4%, mainly reflecting higher volumes sold of diesel fuel for automotive and home-heating uses.
In the rest of Europe, volumes sold on the retail and wholesale markets increased by 130 ktonnes and 120 ktonnes respectively as a result of the consolidation of volumes sold by the acquired assets in Czech Republic, the Slovak Republic and Hungary.
Sales of refined products for the full year were 50.15 mmtonnes, a decrease of 0.98 mmtonnes, or 1.9%, from a year earlier. This reduction was due to lower volumes sold to oil companies and traders in Italy, lower sales of feedstock to the petrochemical sector as a result of the expiry of a processing contract at the Priolo refinery and lower sales on the wholesale market in Italy.
Sales of refined products on the retail market in Italy were 8.62 mmtonnes, down 39 ktonnes, or 0.5%, in line with a decline recorded in domestic consumption. Full year market share was 29.2% (29.3 in 2006).

Wholesale sales in Italy (11.09 mmtonnes) decreased by 650 ktonnes, or 5.5%, due to lower demand for heating oil from the power generation sector, unusually mild winter weather conditions that impacted sales of heating products (diesel oil and LPG) in the first quarter of 2007 and competitive pressures. These negative effects were partially offset by higher sold volumes of aviation fuels reflecting on ongoing recovery in the sector.
Retail sales in the rest of Europe (4.03 mmtonnes) increased by 212 ktonnes, up 5.5%, and wholesale sales (4.39 mmtonnes) increased by 205 mmtonnes as compared to 2006, up 4.8%. These increases were mainly due to the contribution from acquired assets.

Summarized group profit and loss account

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

21,416	20,190	25,292	18.1	Net sales from operations	86,105	87,170	1.2
302	164	218	(27.8)	Other income and revenues	783	827	5.6
(15,874)	(14,227)	(18,162)	(14.4)	Operating expenses	(61,140)	(61,893)	(1.2)
(182)		48		of which non recurring items	(239)	(8)
(1,887)	(1,748)	(2,182)	(15.6)	Depreciation, amortization and impairments	(6,421)	(7,236)	(12.7)

3,957	4,379	5,166	30.6	Operating profit	19,327	18,868	(2.4)
52	(52)	(56)	..	Net finance income (expense)	161	(83)	..
157	495	257	63.7	Net income from investments	903	1,243	37.7

4,166	4,822	5,367	28.8	Profit before income taxes	20,391	20,028	(1.8)
(2,468)	(2,363)	(2,183)	11.5	Income taxes	(10,568)	(9,219)	12.8
59.2	49.0	40.7		Tax rate (%)	51.8	46.0
1,698	2,459	3,184	87.5	Net profit	9,823	10,809	10.0
				pertaining to:
1,520	2,146	3,010	98.0	- Eni	9,217	10,011	8.6
178	313	174	(2.2)	- minority interest	606	798	31.7

1,520	2,146	3,010	98.0	Net profit pertaining to Eni	9,217	10,011	8.6
213	(165)	(224)		Exclusion of inventory holding (gain) loss	33	(499)
622	(89)	(108)		Exclusion of special items:	1,162	(42)
				of which:
199		(46)		- non recurring items	239	35
423	(89)	(62)		- other special items	923	(77)
2,355	1,892	2,678	13.7	Eni’s adjusted net profit (a)	10,412	9,470	(9.0)

(a)	Adjusted operating profit and net profit are before inventory holding gains or losses and special items. For an explanation of these measure and reconciliation of adjusted operating profit and net profit to reported operating profit and net profit see below.

NON-GAAP Measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of such items excluded from adjusted net profit is determined based on the specific rate of taxes applicable to each item, with the exception for finance charges or income, to which the Italian statutory tax rate of 33% is applied.
Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items which are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain relevant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of above mentioned derivative financial instruments and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

Fourth quarter of 2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,929	1,431	27	(142)	236	(162)	(95)	(58)	5,166
Exclusion of inventory holding (gains) losses		(36)	(252)	13					(275)
Exclusion of special items
of which:
Non-recurring (income) charges	1	(43)	(2)	(8)	7	(4)	1		(48)
Other special (income) charges:	197	(43)	132	8	7	118	30		449
- environmental charges		13	54			127	12		206
- asset impairments	150		57			4			211
- provisions to the reserve for contingencies			9			4	3		16
- provision for redundancy incentives	5	15	12	8	7	5	15		67
- other	42	(71)				(22)			(51)
Special items of operating profit	198	(86)	130		14	114	31		401
Adjusted operating profit	4,127	1,309	(95)	(129)	250	(48)	(64)	(58)	5,292
Net finance (expense) income (a)	22	3				(4)	(100)		(79)
Net income from investments (a)	53	124	14	(1)	13	5	4		212
Income taxes (a)	(2,139)	(542)	55	39	(83)		60	22	(2,588)
Tax rate (%)	50.9	37.7	67.9						47.7
Adjusted net profit	2,063	894	(26)	(91)	180	(47)	(100)	(36)	2,837
of which:
adjusted net profit of minorities (a)									159
Eni’s adjusted net profit									2,678

Net profit pertaining to Eni									3,010
Exclusion of inventory holding (gains) losses									(224)
Exclusion of special items									(108)
of which:
- non-recurring items									(46)
- other special items									(62)
Eni’s adjusted net profit									2,678

(a)	Excluding special items.

Fourth quarter of 2006	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	3,141	1,303	(386)	72	149	(221)	(89)	(12)	3,957
Exclusion of inventory holding (gains) losses		(41)	386	(4)					341
Exclusion of special items
of which:
Non-recurring (income) charges		(2)	109	13		62			182
Other special (income) charges:	54	9	39	73	3	82	36		296
- environmental charges		2	27			62	11		102
- asset impairments	51		13	50	1	12			127
- gains on disposal of assets	(7)								(7)
- provisions to the reserve for contingencies			4	11					15
- provision for redundancy incentives	10	15	30	14	2	1	29		101
- other		(8)	(35)	(2)		7	(4)		(42)
Special items of operating profit	54	7	148	86	3	144	36		478
Adjusted operating profit	3,195	1,269	148	154	152	(77)	(53)	(12)	4,776
Net finance (expense) income (a)	(22)	(1)				(7)	87		57
Net income from investments (a)	(18)	97	31	1	47	(1)	1		158
Income taxes (a)	(1,851)	(492)	(64)	(14)	(68)		22	9	(2,458)
Tax rate (%)	58.7	36.0	35.8						49.2
Adjusted net profit	1,304	873	115	141	131	(85)	57	(3)	2,533
of which:
adjusted net profit of minorities (a)									178
Eni’s adjusted net profit									2,355

Net profit pertaining to Eni									1,520
Exclusion of inventory holding (gains) losses									213
Exclusion of special items									622
of which:
- non-recurring items									199
- other special items									423
Eni’s adjusted net profit									2,355

(a)	Excluding special items.

2007	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	13,788	4,127	729	74	837	(444)	(217)	(26)	18,868
Exclusion of inventory holding (gains) losses		44	(658)	(6)					(620)
Exclusion of special items
of which:
Non-recurring (income) charges	(11)	(61)	35	(2)	(4)	61	(10)		8
Other special (income) charges:	274	(18)	223	24	7	176	44		730
- environmental charges		15	128			210	12		365
- asset impairments	226		58			6			290
- provisions to the reserve for contingencies			9			13			22
- provision for redundancy incentives	6	38	31	24	7	18	32		156
- other	42	(71)	(3)			(71)			(103)
Special items of operating profit	263	(79)	258	22	3	237	34		738
Adjusted operating profit	14,051	4,092	329	90	840	(207)	(183)	(26)	18,986
Net finance (expense) income (a)	44	11		1		(8)	(154)		(106)
Net income from (a)	176	420	126	1	80	5	4		812
Income taxes (a)	(7,780)	(1,587)	(136)	(35)	(262)		192	10	(9,598)
Tax rate (%)	54.5	35.1	29.9						48.7
Adjusted net profit	6,491	2,936	319	57	658	(210)	(141)	(16)	10,094
of which:
adjusted net profit of minorities (a)									624
Eni’s adjusted net profit									9,470

Net profit pertaining to Eni									10,011
Exclusion of inventory holding (gains) losses									(499)
Exclusion of special items									(42)
of which:
- non-recurring items									35
- other special items									(77)
Eni’s adjusted net profit									9,470

(a)	Excluding special items.

2006	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized profit in inventory	Group
(million euro)
Reported operating profit	15,580	3,802	319	172	505	(622)	(296)	(133)	19,327
Exclusion of inventory holding (gains) losses		(67)	215	(60)					88
Exclusion of special items:
of which:
Non-recurring (income) charges		55	109	13		62			239
Other special (income) charges:	183	92	147	94	3	261	56		836
- environmental charges		44	111			126	11		292
- asset impairments	231	51	14	50	1	22			369
- gains on disposal of assets	(61)								(61)
- provisions to the reserve for contingencies			8	31		75			114
- provision for redundancy incentives	13	37	47	19	2	17	43		178
- other		(40)	(33)	(6)		21	2		(56)
Special items of operating profit	183	147	256	107	3	323	56		1,075
Adjusted operating profit	15,763	3,882	790	219	508	(299)	(240)	(133)	20,490
Net finance (expense) income (a)	(59)	16				(7)	205		155
Net income from investments (a)	85	489	184	2	66	5			831
Income taxes (a)	(8,510)	(1,525)	(345)	(47)	(174)		89	54	(10,458)
Tax rate (%)	53.9	34.8	35.4						48.7
Adjusted net profit	7,279	2,862	629	174	400	(301)	54	(79)	11,018
of which:
adjusted net profit of minorities (a)									606
Eni’s adjusted net profit									10,412

Net profit pertaining to Eni									9,217
Exclusion of inventory holding (gains) losses									33
Exclusion of special items									1,162
of which:
- non-recurring items									239
- other special items									923
Eni’s adjusted net profit									10,412

(a)	Excluding special items.

Analysis of special items

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

182		(48)	Non-recurring (income) charges	239	8
			of which:
			curtailment recognized of the reserve for
		(9)	post-retirement benefits for Italian employees		(83)
182		(39)	provisions to the risk reserve related to antitrust proceedings, net	239	91
296	104	449	Other special charges:	836	730
102	43	206	environmental charges	292	365
127	(4)	211	asset impairments	369	290
(7)			gains on disposal of assets	(61)
15	(3)	16	isk provisions	114	22
101	70	67	provisions for redundancy incentives	178	156
(42)	(2)	(51)	other	(56)	(103)

478	104	401	Special items of operating profit	1,075	738

5		(23)	Net finance (expense) income	(6)	(23)
1	(322)	7	Net income from investments	(72)	(321)
			of which:
			gain on Galp Energia SGPS SA (divestment of assets to Rede Eléctrica National)	(73)
	(290)		gain on divestment of Haldor Topsøe AS and Camom SA		(290)
138	(30)	(508)	Income taxes	165	(610)
			of which:
		(394)	adjustment to deferred tax for Italian subsidiaries		(394)
			supplemental tax rate UK	91
179			wind-fall tax Algeria	179
2			legal proceeding in Venezuela	77
622	(248)	(123)	Total special items of net profit	1,162	(216)

			pertaining to:
	(159)	(15)	minority interest		(174)
	(89)	(108)	Eni		(42)

Adjusted operating profit by division

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	% Ch. 4Q 07 vs 06	Full year 2006	Full year 2007	% Ch.

3,195	3,309	4,127	29.2	Exploration & Production	15,763	14,051	(10.9)
1,269	581	1,309	3.2	Gas & Power	3,882	4,092	5.4
148	119	(95)	..	Refining & Marketing	790	329	(58.4)
154	30	(129)	..	Petrochemicals	219	90	(58.9)
152	211	250	64.5	Engineering & Construction	508	840	65.4
(77)	(43)	(48)	37.7	Other activities	(299)	(207)	30.8
(53)	(18)	(64)	(20.8)	Corporate and financial companies	(240)	(183)	23.8
(12)	56	(58)		Impact of unrealized profit in inventory	(133)	(26)
4,776	4,245	5,292	10.8		20,490	18,986	(7.3)

Summarized Group balance sheet

Summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET

(million euro)

Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2007	Change vs Dec. 31, 2006	Change vs Sep. 30, 2007

Fixed assets
Property, plant and equipment, net	44,312	49,029	50,132	5,820	1,103
Other assets	629	585	563	(66)	(22)
Inventories - compulsory stock	1,827	1,987	2,235	408	248
Intangible assets	3,753	4,335	4,336	583	1
Investments, net	4,246	5,473	6,111	1,865	638
Accounts receivable financing and securities related to operations	557	388	725	168	337
Net accounts payable in relation to capital expenditures	(1,090)	(1,296)	(1,191)	(101)	105
	54,234	60,501	62,911	8,677	2,410
Net working capital
Inventories	4,752	5,272	5,380	628	108
Trade accounts receivable	15,230	14,383	15,632	402	1,249
Trade accounts payable	(10,528)	(10,375)	(11,093)	(565)	(718)
Taxes payable and reserve for net deferred income tax liabilities	(5,396)	(7,415)	(4,414)	982	3,001
Provisions	(8,614)	(8,280)	(8,486)	128	(206)
Other operating assets and liabilities:
- Equity instruments		2,520	2,476	2,476	(44)
- Other (a)	(641)	(727)	(2,563)	(1,922)	(1,836)
	(5,197)	(4,622)	(3,068)	2,129	1,554
Employee termination indemnities and other benefits	(1,071)	(934	(935)	136	(1)
Non-current assets held for sale and related net borrowings		114	286	286	172
CAPITAL EMPLOYED, NET	47,966	55,059	59,194	11,228	4,135
Shareholders’ equity pertaining to:
- Eni	39,029	41,266	40,428	1,399	(838)
- minority interest	2,170	2,363	2,439	269	76
	41,199	43,629	42,867	1,668	(762)
Net borrowings	6,767	11,430	16,327	9,560	4,897
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,966	55,059	59,194	11,228	4,135

(a)	Include operating financing receivables and securities related to operations for euro 248 million at December 31, 2007 (euro 269 million at September 30, 2007 and euro 245 million at December 31, 2006) and securities covering technical reserves of Eni’s insurance activities for euro 368 million (euro 482 million at September 30, 2007 and euro 417 million at December 31, 2006).

Net borrowings and leverage

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards. In the medium term, management plans to maintain a strong financial structure targeting a level of leverage up to 0.40.

(million euro)

Dec. 31, 2006	Sep. 30, 2007	Dec. 31, 2007	Change vs Dec. 31, 2006	Change vs Sep. 30, 2007

Total debt	11,699	15,701	19,830	8,131	4,129
Short-term debt	4,290	7,244	8,500	4,210	1,256
Long-term debt	7,409	8,457	11,330	3,921	2,873
Cash and cash equivalents	(3,985)	(3,676)	(2,114)	1,871	1,562
Securities not related to operations	(552)	(178)	(174)	378	4
Non-operating financing receivables	(395)	(417)	(1,215)	(820)	(798)
Net borrowings	6,767	11,430	16,327	9,560	4,897
Shareholders’ equity including minority interest	41,199	43,629	42,867	1,668	(762)
Leverage	0.16	0.26	0.38	0.22	0.12

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of December 31, 2007, leverage would stand at 0.31.

BONDS MATURING IN THE 18-MONTH PERIOD STARTING ON DECEMBER 31, 2007

(million euro)
Issuing entity	Amount at December 31, 2007 (a)

Eni Coordination Center SA	388
Eni USA Inc	196
584

(1)	Amounts in euro at December 31, 2007 include interest accrued and discount on issue.

BONDS ISSUED IN 2007 (GUARANTEED BY ENI SPA)

Issuing company	Nominal amount (million)	Currency	Currency amounts at Dec. 31, 2007 (million euro) (a)	Maturity	Rate	%

Eni SpA	1,000	EUR	997	Nov. 14, 2017	fixed	4.750
Eni Coordination Center SA	5,001	JPY	31	Oct. 9, 2016	fixed	2.655
Eni Coordination Center SA	15,000	JPY	91	Dec. 28, 2037	fixed	2.810
			1,119

(1)	Amounts in euro at December 31, 2007 include interest accrued and discount on issue.

Changes in shareholders' equity

(million euro)

Shareholders’ equity at December 31, 2006		41,199
Net profit for the year	10,809
Reserve for cash flow hedges	(1,351)
Dividends paid by Eni to shareholders	(4,583)
Dividends paid by consolidated subsidiaries to minorities	(289)
Shares repurchased	(681)
Treasury shares attributed against employee share incentive schemes	55
Effect on equity of the shares repurchased by consolidated subsidiaries (Snam Rete Gas/Saipem)	(201)
Exchange differences from translation of financial statements denominated in currencies other than euro	(1,984)
Other changes	(107)
Total changes		1,668
Shareholders’ equity at December 31, 2007		42,867
pertaining to:
Eni		40,428
minority interest		2,439

ROACE (Return On Average Capital Employed)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 33%. The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect.

(million euro)

Calculated on a twelve-month period ending on December 31, 2007	E&P	G&P	R&M	Group

Adjusted net profit	6,491	2,936	319	10,094
Exclusion of after-tax finance expenses/interest income	-	-	-	174
Adjusted net profit unlevered	6,491	2,936	319	10,268
Adjusted capital employed, net
at the beginning of period	18,590	18,906	5,631	47,966
at the end of period	24,643	20,547	7,149	58,702
Adjusted average capital employed, net	21,617	19,727	6,390	53,334
ROACE adjusted (%)	30.0	14.9	5.0	19.3

Assuming Gazprom exercises its call options to purchase a 20% interest in OAO Gazprom Neft held by Eni and a 51% interest in the three Russian gas companies held according to a 60:40 interest by Eni and Enel as of December 31, 2007, ROACE for the Group and for the Exploration & Production division would stand at 19.9% and 32.5%, respectively.

(million euro)

Calculated on a twelve-month period ending on December 31, 2006	E&P	G&P	R&M	Group

Adjusted net profit	7,279	2,862	629	11,018
Exclusion of after-tax finance expenses/interest income	-	-	-	46
Adjusted net profit unlevered	7,279	2,862	629	11,064
Adjusted capital employed, net
at the beginning of period	20,206	18,978	5,993	49,692
at the end of period	18,590	18,864	5,766	47,999
Adjusted average capital employed, net	19,398	18,921	5,880	48,846
ROACE adjusted (%)	37.5	15.1	10.7	22.7

Summarized cash flow statement and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.
The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED GROUP CASH FLOW STATEMENT

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

1,698	2,459	3,184	Net profit	9,823	10,809
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
1,568	1,566	1,909	amortization and depreciation and other non monetary items	5,753	6,346
(4)	(285)	2	net gains on disposal of assets	(59)	(309)
2,314	2,348	2,132	dividends, interest, taxes and other changes	10,435	8,850

5,576	6,088	7,227	Net cash generated from operating profit before changes in working capital	25,952	25,696
(847)	(1,375)	(1,215)	Changes in working capital related to operations	(1,024)	(1,667)
(2,951)	(1,347)	(3,544)	Dividends received, taxes paid, interest (paid)received during the period	(7,927)	(8,512)

1,778	3,366	2,468	Net cash provided by operating activities	17,001	15,517
(2,944)	(2,679)	(3,657)	Capital expenditures	(7,833)	(10,593)
(19)	(3,776)	(954)	Investments and purchase of consolidated subsidiaries and businesses	(95)	(9,665)
201	455	28	Disposals	328	659
407	82	(323)	Other cash flow related to capital expenditures, investments and disposals	361	(35)

(577)	(2,552)	(2,438)	Free cash flow	9,762	(4,117)
(247)	148	(857)	Borrowings (repayment) of debt related to financing activities	216	(479)
839	(148)	4,275	Changes in short and long-term financial debt	(682)	8,761
(2,412)	(117)	(2,453)	Dividends paid and changes in minority interests and reserves	(6,443)	(5,836)
(77)	(23)	(89)	Effect of changes in consolidation and exchange differences	(201)	(200)
(2,474)	(2,692)	(1,562)	NET CASH FLOW FOR THE PERIOD	2,652	(1,871)

CHANGES IN NET BORROWINGS

(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

(577)	(2,552)	(2,438)	Free cash flow	9,762	(4,117)
		(244)	Net borrowings of acquired companies		(244)
	(3)	27	Net borrowings of divested companies	1
72	364	211	Exchange differences on net borrowings and other changes	388	637
(2,412)	(117)	(2,453)	Dividends paid and changes in minority interests and reserves	(6,443)	(5,836)
(2,917)	(2,308)	(4,897)	CHANGE IN NET BORROWINGS	3,708	(9,560)

Capital expenditure

Exploration & Production
(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

139			Acquisitions of proved and unproved property	152	96
139			Italy	139
			North Africa	10	11
			West Africa	10	11
			Rest of world	3	85
706	449	462	Exploration	1,348	1,659
38	24	18	Italy	128	104
91	105	106	North Africa	270	380
366	51	51	West Africa	471	239
75	30	39	North Sea	174	193
8	9	8	Caspian Area	25	36
128	230	240	Rest of world	280	707
1,056	1,258	1,565	Development	3,629	4,788
133	144	208	Italy	403	606
209	233	320	North Africa	701	948
294	349	472	West Africa	864	1,343
121	102	92	North Sea	406	397
137	200	217	Caspian Area	593	733
162	230	256	Rest of world	662	761
36	18	36	Other	74	82
1,937	1,725	2,063		5,203	6,625

Gas & Power
(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

397	267	379	Italy	1,014	1,063
56	95	99	Outside Italy	160	303
453	362	478		1,174	1,366
22	13	23	Market	63	52
	1	1	Italy		2
22	12	22	Outside Italy	63	50
54	42	97	Distribution	158	195
287	272	306	Transport	724	944
253	189	229	Italy	627	691
34	83	77	Outside Italy	97	253
90	35	52	Power generation	229	175
453	362	478		1,174	1,366

Refining & Marketing
(million euro)

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

241	213	377	Italy	547	873
31	18	52	Outside Italy	98	106
272	231	429		645	979
139	178	283	Refining and Supply and Logistics	376	675
139	178	283	Italy	376	675
90	53	144	Marketing	223	282
59	35	92	Italy	125	176
31	18	52	Outside Italy	98	106
43		2	Other activities	46	22
272	231	429		645	979

Exploration & Production

Daily production of oil and natural gas by region

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

1,796	1,659	1,815	Daily production of oil and natural gas (a) (b) (kboe/d)	1,770	1,736
232	204	207	Italy	238	212
571	568	641	North Africa	555	594
372	324	316	West Africa	372	327
291	213	279	North Sea	282	261
119	104	111	Caspian Area	103	112
211	246	261	Rest of world	220	230
159.1	147.0	162.1	Oil and natural gas sold (a) (mmboe)	625.1	611.4

Daily production of liquids by region

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

1,079	975	1,048	Production of liquids (a) (kbbl/d)	1,079	1,020
80	73	73	Italy	79	75
334	315	372	North Africa	329	337
315	275	271	West Africa	322	280
181	136	167	North Sea	178	157
75	67	64	Caspian Area	64	70
94	109	101	Rest of world	107	101

Daily production of natural gas by region

Fourth quarter 2006	Third quarter 2007	Fourth quarter 2007	Full year 2006	Full year 2007

4,121	3,927	4,401	Production of natural gas (a) (b) (mmcf/d)	3,964	4,114
873	751	768	Italy	911	790
1,353	1,455	1,551	North Africa	1,299	1,474
327	282	256	West Africa	282	274
630	443	643	North Sea	597	595
257	212	267	Caspian Area	228	238
671	784	916	Rest of world	647	743

(a)	Includes Eni's share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (297 mmcf/d in the fourth quarter of 2007, 288 mmcf/d in the fourth quarter 2006, 296 mmcf/d and 286 mmcf/d in 2007 and 2006, respectively).

Accounts of the parent company

Profit and loss account

(million euro)	Full year 2006	Full year 2007	Change

Net sales from operations	52,985	48,272	(4,713)
Other income and revenues	255	168	(87)
Operating expenses	(49,264)	(44,118)	5,146
of which non-recurring items	(164)	21
Depreciation, amortization and impairments	(829)	(863)	(34)
Operating profit	3,147	3,459	312
Net finance income	98	(1,387)	(1,485)
Income from investments	3,785	4,953	1,168
Profit before income taxes	7,030	7,025	(5)
Income taxes	(1,164)	(425)	739
Net profit	5,866	6,600	734

Summarized balance sheet

(million euro)	Dec. 31, 2006	Dec. 31, 2007	Change

Fixed assets
Property, plant and equipment, net	5,507	5,748	241
Inventories - compulsory stock	1,701	2,109	408
Intangible assets	948	1,019	71
Investments, net	20,897	23,545	2,648
Accounts receivable financing and securities related to operations	6,662	7,985	1,323
Net accounts payable in relation to capital expenditures	(313)	(240)	73
	35,402	40,166	4,764
Net working capital	(128)	(667)	(539)
Employee termination indemnities and other benefits	(310)	(288)	22
CAPITAL EMPLOYED, NET	34,964	39,211	4,247
Shareholders’ equity	26,935	28,926	1,991
Merger surplus	588		(588)
Net borrowings	7,441	10,285	2,844
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	34,964	39,211	4,247

Eni 2008-2011 Strategic Plan and Targets

Main targets:

  Production growth: 4.5% CAGR to 2011, raised from previous 4% CAGR target to 2010
  Reserve replacement ratio: >100% in the 2008-2011 period
  Strengthen European gas market leadership
  Efficiency target raised by 50%

San Donato Milanese (Milan), February 15, 2008 - Paolo Scaroni, CEO of Eni, today presented the company's 2008-2011 strategic plan to the financial community.

The new plan confirms the previous strategic guidelines which have enabled the company to achieve significant results to date. Eni will pursue its long-term growth strategy through the development of production assets, including those acquired in 2007, and by strengthening its leadership role in the European gas market. It will maintain a sustainable dividend policy, generating one of the highest dividend yields in the industry.

Exploration & Production

Eni confirms its strategy of delivering production growth, and has raised its average annual growth rate to 4.5% for the 2008-2011 period. In 2011 production will exceed 2.05 million boe/day based on Eni’s $55 per barrel scenario. Assuming a $90 per barrel scenario, production growth would remain high, at an annual average rate of 3.6%, with production estimated to reach more than 2 million boe/day in 2011.

In 2008 hydrocarbon production will exceed 1.8 million boe/day, based on Eni’s $64 per barrel price scenario.

Acquisitions made in 2007 in Congo, Turkmenistan, North America and Russia will contribute to this growth, adding some 190,000 boe/day in 2011. Further growth is expected to come from organic development in strategic regions such as North Africa, West Africa and the Caspian region, where Eni benefits from its significant positioning in some of the world’s biggest projects.

Eni expects to maintain robust production growth beyond the plan period, with an average annual growth rate of 3% up to 2014.

These targets are entirely organic, factoring in no further acquisitions.

LNG (liquefied natural gas) will also continue to grow, delivering further value from Eni’s extensive gas reserve base. Liquefaction capacity will reach 11.3 billion cubic meters by 2011 and 18.8 billion cubic meters in 2014.

Gas & Power

Eni confirms its objective of strengthening its leading position in the European gas market, where it holds a unique competitive position thanks to the availability of gas from several long-term supply contracts, as well as access to a wide infrastructure system.

Eni will increase its gas sales outside Italy by an average of 9% a year over the period. This will enable us to reach total gas sales of 110 billion cubic meters by 2011. As well as enhancing its market share in the main European countries, Eni sees a significant increase in its US sales and aims to start selling equity gas in Russia.

The company will expand its LNG re-gasification capacity to 15.5 billion cubic meters in 2011 and 20.2 billion in 2014, further developing its global supply position. LNG sales will also increase, reaching 14.5 billion cubic meters in 2011.

Despite an increase in competition, in particular in the Italian market, the division confirmed its target of 2.1 billion euro free cash-flow in 2011 and expects to deliver 19 billion euro of cumulative pro-forma EBITDA in the four-year plan.

Refining & Marketing

Eni’s strategy in the R&M sector aims to significantly increase profitability, targeting a 400 million euro EBIT increase by 2011 at 2007 scenario. This will be achieved through the implementation of planned investments and the maximization of operating efficiency in all business areas.

In particular, Eni will continue to invest in order to increase the conversion capacity and plant flexibility of its Italian refining system, so as to meet changing demand patterns.

Growth in marketing sales will be achieved through improving service levels, broadening Eni’s non-oil offer and enhancing customer loyalty programs.

Investment plan and efficiency program

In the 2008-2011 plan, Eni will invest 49.8 billion euro, up 15% on the previous plan. More than two thirds of the increase refer to new activities which will underpin the company’s growth strategy.

Eni has also raised its efficiency target by 50% to 1.5 billion euro in the 2006-2011 period, having already achieved a cost reduction of 500 million euro in 2007.

Company contacts:

Press office: +39 02.52031875 - +39 06.5982398
Free Number for shareholders: 800940924
Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni reaches settlement agreement with Venezuela on Dación field

San Donato Milanese (Milan), February 15, 2008 - Eni has reached a settlement agreement with the Bolivarian Republic of Venezuela over the dispute for the Dación field. Eni operated the field under a service agreement with Venezuela's oil state company PDVSA, which terminated the contract in April 2006.

Under the terms of the settlement agreement, Eni will receive compensation in cash, in line with the net book value of the asset.

In Venezuela, Eni owns a 26% stake in the Petrosucre mixed enterprise (PDVSA/CVP 74%, Eni 26%) which operates the Corocoro field, where oil production has just started, and a 19.5% stake in Petrolera Guiria mixed enterprise (PDVSA/CVP 64.25%, Eni 19.5%, Ineparia 16.25%) which manages the Punta Sur discovery. Corocoro and Punta Sur fields are both located offshore in the Gulf of Paria. Eni also owns a 50% stake in the Cardon IV gas exploration licence, located offshore in the Gulf of Venezuela.

Eni believes this settlement represents an important step towards improving and consolidating the cooperation with Local Authorities and PDVSA also through the development of new initiatives especially in the oil-rich Faja Region.

Company contacts:

Press office: +39 02.52031875 - +39 06.5982398
Free Number for shareholders: 800940924
Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it

Eni signs Strategic Agreements in the Bolivarian Republic of Venezuela’s Orinoco oil belt

San Donato Milanese (Milan), February 29, 2008 - Rafael Ramírez, Minister of Energy and Petroleum of the Bolivarian Republic of Venezuela and President of PDVSA, the state-owned oil company and Paolo Scaroni, Eni’s CEO, have signed today in Caracas, in the presence of the Italian Minister of Foreign Affairs, Massimo D'Alema, a strategic agreement for the development of a block located in the Orinoco oil belt (Faja).

The Orinoco belt is the world’s largest deposit of heavy oil with original oil in place equal to 1,300 billion barrels and huge reserves which are mostly still undeveloped (current oil production is approximately 600,000 barrels per day).

The agreement between Eni and PDVSA relates to the Junin Block 5, one of the most prospective blocks in the Faja. Located in the State of Anzoátegui, some 550 kilometers south east of Caracas, the block covers an area of approximately 670 square kilometers with a resource potential, already indicated by several wells, preliminarily estimated to be in excess of 2.5 billion boe. PDVSA and Eni have agreed to carry out joint studies aimed at confirming the block’s reserves as well as identifying the most suitable development program.

Upon the successful completion of the joint studies, the award of the prospective area to a PDVSA (60%) - Eni (40%) joint venture will be requested and the development plan will then be sanctioned. The development will be aimed to achieve early production of 30,000 barrels per day and a long term production plateau of 300,000 barrels per day.

Through this integrated project PDVSA and Eni will further strengthen and consolidate a strategic alliance which will allow the development of important resources for the country, and also enhance their value through the use of innovative technologies which may in the future be applied to other Venezuelan fields.

Eni intends to offer its experience and leading technology to maximize the value of the heavy oil. In particular, it will make available its EST (Eni Slurry Technology) proprietary technology. This is a highly innovative technology for the complete conversion of heavy oils, bitumens and asphaltenes (the hard part of heavy oils) into high-quality light products, eliminating the production of both liquid and solid refinery residues.

In the Bolivarian Republic of Venezuela, Eni owns a 26% stake in the Petrosucre mixed enterprise (PDVSA/CVP 74%, Eni 26%) which operates the Corocoro field, where oil production has just started, and a 19.5% stake in Petrolera Guiria mixed enterprise (PDVSA/CVP 64.25%, Eni 19.5%, Ineparia 16.25%) which manages the Punta Sur discovery. Corocoro and Punta Sur are both located offshore in the Gulf of Paria. In addition, Eni owns a 50% stake in the Cardon IV gas exploration licence, located offshore in the Gulf of Venezuela.

Company contacts:

Press office: Phone +39 02.52031875 - +39 06.5982398
Switchboard: +39 0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Website: www.eni.it